UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report: October 12, 2020

Wolverine Partners Corp.

(Exact name of issuer as specified in its charter)

N/A

(I.R.S. Employer Identification Number)

77 King Street West, Suite 400, Toronto, Ontario, Canada M5K 0A1

(Full mailing address of principal executive office)

(313) 771-5499

(Issuer’s telephone number, including area code)

Item 9.	Other Events

On October 9, 2020, Wolverine Partners Corp. (the “Corporation”) filed in the Province of Ontario, Canada, Articles of Amendment (the “Articles”) changing the name of the Corporation to Gage Growth Corp. The Articles are attached as Exhibit 1U-A to this Current Events Report on this Form 1-U.

EXHIBIT INDEX

Exhibit No.	Description

1U-A	Articles of Amendment

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Form 1-U has been signed by the following persons in the capacities and on the date indicated.

Gage Growth Corp.

October 12, 2020	By:	/s/ Fabian Monaco
Fabian Monaco, President and Director

Signature	Title	Date

/s/ Fabian Monaco	President and Director	October 12, 2020
Fabian Monaco

/s/ Bruce Linton	Executive Chairman and Director	October 12, 2020
Bruce Linton

/s/ David Watza	Chief Financial Officer	October 12, 2020
David Watza

/s/ Michael Hermiz	Director	October 12, 2020
Michael Hermiz

/s/ Michael Finos	President (USA), EVP and Director	October 12, 2020
Michael Finos

/s/ Dr. Rana Harb, PhD, MBA	Director	October 12, 2020
Dr. Rana Harb, PhD, MBA